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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-21419
CUSIP Number: 14161L 109

(Check one): ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:  September 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Cardo Medical, Inc.
 Full Name of Registrant

N/A
 Former Name if Applicable

7625 Hayvenhurst Ave., Unit 49
 Address of Principal Executive Office (Street and Number)

Van Nuys, California, Arizona 91406
 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cardo Medical, Inc. (the "Company") is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (the "Form 10-Q") prior to the filing deadline because the Company needs additional time to complete the required information in the Form 10-Q. The Registrant expects to timely file its Form 10-Q within the prescribed five day extension period. The delay could not be cured without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Andrew A. Brooks (Name)	818 (Area Code)	780-6677 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?   Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the quarter ended September 30, 2010, the Company's management assessed the recoverability of the carrying values of its intangible assets and goodwill and evaluated the net realizable value of its inventories. Management has determined that there will be significant impairment charges and inventory reserves recorded during the quarter ended September 30, 2010. As such, there will be a significant change in results of operations as compared to the corresponding period for the last fiscal year. The Company has yet to quantify these amounts because neither management nor the Company's auditors have completed their respective reviews.

Cardo Medical, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2010	By /s/ Andrew A. Brooks Name: Andrew A. Brooks Title: Chief Executive Officer